Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

June 5, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Charles Eastman
Ernest Greene
Erin Donahue
Evan Ewing

Re:	Gauzy Ltd.

Registration Statement on Form F-1

File No. 333-278675

Acceleration Request

Requested Date: June 5, 2024

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representative of the several underwriters, hereby join in the request of Gauzy Ltd. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 P.M., Eastern Time, on June 5, 2024, or at such later time as the Company or its outside counsel, Greenberg Traurig, LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, please be advised that we, as the representative of the several underwriters, will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned, as the representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BARCLAYS CAPITAL INC.

By:	/s/ Michaela Diverio
Name:	Michaela Diverio
Title:	Managing Director, Barclays

[Signature Page to Underwriters’ Acceleration Request]